The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

● Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2007. Revenue up by 6.1% over 3Q06 to $391.4 million and up by 4.4% from $374.8 million in 2Q07. Gross margins were 10.8% in 3Q07 compared to 10.3% in 2Q07. Net loss of $25.6 million in 3Q07 due to severe price declines in the DRAM market, compared to a net loss of $2.1 million in 2Q07. Fully diluted EPS was ($0.0690) per ADS.

● Set out below is a copy of the full text of the press release made by the Company on October 30, 2007 in relation to its results for the three months ended September 30, 2007.

● This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on October 30, 2007.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – October 30, 2007. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2007.

Third Quarter 2007 Highlights:

•	Revenue up by 6.1% over 3Q06 to $391.4 million and up by 4.4% from $374.8 million in 2Q07.

•	Gross margins were 10.8% in 3Q07 compared to 10.3% in 2Q07.

•	Net loss of $25.6 million in 3Q07 due to severe price declines in the DRAM market, compared to a net loss of $2.1 million in 2Q07.

•	Fully diluted EPS was ($0.0690) per ADS.

Commenting on the quarterly results, Dr. Richard Chang, Chief Executive Officer of SMIC remarked, “SMIC saw continued growth in our foundry business in the third quarter of 2007 and recorded revenue growth on a year-on-year and a quarter-on-quarter basis. Our logic and non-DRAM related business continued to grow as revenue increased 12.1% over the second quarter to $299.0 million. Revenues at 90-nanometer increased to 26.7%, up from 22.0% in second quarter of 2007. Gross margins increased slightly to 10.8% in 3Q07 from 10.3% in 2Q07 primarily due to higher utilization and a higher proportion of logic shipments. Operationally, wafer shipments increased year over year by 10.7%, while capacity utilization increased to 94.1%, up from 84.3% in the third quarter of 2006.

Despite the strength of our non-DRAM foundry services, our business was impacted by ongoing severe price declines in the DRAM market. DRAM revenues were reduced to 23.6% of total revenues, compared to 28.9% reported in the second quarter of 2007. We reported a quarterly loss of $25.6 million which includes an additional loss provision for DRAM inventories of about $10 million. We expect revenues from DRAM as a proportion of our total revenue to decrease in the next two quarters.

As a part of our long-term strategy to lower capital expenditures while increasing production capacity, we are currently managing fabs owned and financed by local governments. The 200-millimeter Chengdu fab is progressing smoothly. Pilot production began in the second quarter, and we expect to start mass production by the end of the year. For the 300-millimeter Wuhan fab, we still plan to start the equipment move-in during the fourth quarter of 2007.

Our technology roadmap is well on track, with our 65-nanometer technology development making steady progress. Commercial production of 2Gb NAND flash started in September, 2007, and we are developing an 8Gb NAND flash product. We were also pleased to announce recently that we have entered into a strategic agreement with Spansion, in which Spansion will transfer its 65nm flash technology to SMIC. This move will allow SMIC to enter selected segments of the flash memory market with a license to manufacture and sell 90nm and 65nm and potentially future Spansion MirrorBit® Quad products.

We are committed to our strategy and are confident that prudent development of advanced technology nodes in China for leading customers will position SMIC for solid, long-term growth.”

Conference Call / Webcast Announcement

Date: October 31, 2007
Time: 8:00 a.m. Shanghai time
Dial-in numbers and pass code: U.S. 1-617-597-5342 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2007 third quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) under pilot production and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong.  In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning our expectation that revenues from DRAM as a proportion of our total revenue will decrease in the next two quarters, SMIC’s ability to grow and improve profitability, and statements under “Capex Summary” and “Fourth Quarter 2007 Guidance”, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F, as amended, filed with the SEC on June 29, 2007, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Material Litigation

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas)) in the Superior Court of the State of California, County of Alameda for alleged breach of settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the settlement agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13-micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.

The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven any trade secret misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, SMIC filed on September 12, 2006 a cross-complaint against TSMC, seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

TSMC filed with the California court in January 2007 a motion seeking to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.

In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC has appealed this ruling to California Court of Appeal.

In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC has appealed this order to the Supreme Court of the People’s Republic of China.

On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract.

On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. Instead, the court only required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its early stages, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

Summary of Third Quarter 2007 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	3Q07	2Q07	QoQ	3Q06 (3))	YoY
Revenue	391,398	374,829	4.4%	368,926	6.1%
Cost of sales	349,148	336,339	3.8%	342,046	2.1%
Gross profit	42,250	38,490	9.8%	26,880	57.2%
Operating expenses	62,435	47,113	32.5%	40,317	54.9%
Loss from operations	(20,185)	(8,623)	134.1%	(13,437)	50.2%
Other income (expenses), net	(4,342)	6,085	—	(21,819)	-80.1%
Income tax (expenses) benefit	(966)	1,621	—	3,047	—
Net loss after income taxes	(25,493)	(917)	2680.0%	(32,209)	-20.9%
Minority interest	859	(137)	—	(2,674)	—
Share of loss of affiliate company	(919)	(1,001)	-8.2%	(1,097)	-16.2%
Net loss	(25,553)	(2,054)	1144.1%	(35,980)	-29.0%
Gross margin	10.8%	10.3%		7.3%
Operating margin	-5.2%	-2.3%		-3.6%
Net loss per ordinary share — basic(1)	(0.0014)	(0.0001)		(0.0020)
Net loss per ADS – basic	(0.0690)	(0.0056)		(0.0980)
Net loss per ordinary share – diluted(1)	(0.0014)	(0.0001)		(0.0020)
Net loss per ADS – diluted	(0.0690)	(0.0056)		(0.0980)
Wafers shipped (in 8” wafers)(2)	458,466	443,445	3.4%	413,985	10.7%
Capacity utilization	94.1%	88.9%	—	84.3%	—

Note:

(1)	Based on weighted average ordinary shares of 18,523 million (basic) and 18,523 million (diluted) in 3Q07, 18,477 million (basic) and 18,477 million (diluted) in 2Q07 and 18,356 million (basic) and 18,356 million (diluted) in 3Q06

(2)	Including copper interconnects

(3)	As restated

•	Revenue increased to $391.4 million in 3Q07, up 4.4% QoQ from $374.8 million in 2Q07 and up 6.1% YoY from $368.9 million in 3Q06. As compared to 2Q07, logic revenue increased by 13.0% while DRAM revenue fell by 14.6% in 3Q07.

•	Cost of sales increased to $349.1 million in 3Q07, up 3.8% QoQ from $336.3 million in 2Q07, primarily due to an increase in loss provision for DRAM inventories as of the end of 3Q07 resulting from the ongoing severe price declines in the DRAM market.

•	Gross profit increased to $42.3 million in 3Q07, up 9.8% QoQ from $38.5 million in 2Q07 and up 57.2% YoY from $26.9 million in 3Q06.

•	Gross margins increased to 10.8% in 3Q07 from 10.3% in 2Q07 primarily because of the positive impact from higher utilization and higher logic shipments which were partially offset by price decline for DRAM products.

•	Total operating expenses increased to $62.4 million in 3Q07 from $47.1 million, an increase of 32.5% QoQ, primarily due to increased R&D and G&A expenses.

•	R&D expenses increased to $25.9 million in 3Q07, up 11.7% from $23.2 million due to costs relating to the new 12-inch project in Shanghai and 65nm R&D activities.

•	G&A expenses increased to $23.8 million in 3Q07 from $14.7 million in 2Q07. G&A expenses excluding foreign exchange loss remained flat at $18.1 million. The foreign exchange loss from operating activities in 3Q07 was $5.7 million as compared to a gain of $4.8 million in 2Q07. However, combining the foreign exchange gain from non-operating activities, which was recorded in other income, a total gain of $2.0 million was recorded in 3Q07 as compared to a gain of $3.3 million in 2Q07.

•	Selling & marketing expenses increased to $4.9 million in 3Q07, up 15.8% QoQ from $4.2 million in 2Q07.

Analysis of Revenues

Sales Analysis
By Application	3Q07	2Q07	3Q06
Computer	22.7%	25.2%	33.0%
Communications	50.0%	40.7%	37.1%
Consumer	18.3%	24.3%	25.2%
Others	9.0%	9.8%	4.7%
By Service Type	3Q07	2Q07	3Q06

Logic(3)	66.8%	61.8%	65.4%
DRAM	23.6%	28.9%	30.1%
Management Services	3.1%	3.2%	0.4%
Mask Making, testing, others	6.5%	6.1%	4.1%
By Customer Type	3Q07	2Q07	3Q06

Fabless semiconductor companies	45.5%	43.8%	36.9%
Integrated device manufacturers (IDM)	40.0%	42.3%	50.4%
System companies and others	14.5%	13.9%	12.7%
By Geography	3Q07	2Q07	3Q06

North America	44.7%	39.6%	38.6%
Asia Pacific (ex. Japan)	26.4%	29.1%	25.4%
Japan	10.1%	8.9%	7.5%
Europe	18.8%	22.4%	28.5%

Wafer Revenue Analysis
By Technology (logic, DRAM & copper interconnect only)	3Q07	2Q07	3Q06
0.09mm	26.7%	22.0%	4.9%
0.13mm	28.6%	33.0%	41.2%
0.15mm	2.0%	1.2%	7.2%
0.18mm	28.8%	30.8%	36.1%
0.25mm	1.0%	0.7%	2.6%
0.35mm	12.9%	12.3%	8.0%
By Technology (Logic Only)(1)	3Q07	2Q07	3Q06

0.09mm	13.7%	15.3%	4.6%
0.13mm(2)	22.7%	19.0%	11.1%
0.15mm	2.7%	1.9%	11.8%
0.18mm	41.0%	43.6%	55.3%
0.25mm	1.4%	0.9%	4.1%
0.35mm	18.5%	19.3%	13.1%

Note:
(1) Excluding 0.13μm copper interconnects
(2) Represents revenues generated from manufacturing full flow wafers
(3) Including 0.13μm copper interconnects

Capacity*

Fab / (Wafer Size)	3Q07	2Q07
Shanghai Mega Fab (8”)(1)	98,000	94,000
Beijing Mega Fab (12”)(2)	61,200	54,000
Tianjin Fab (8”)	21,000	21,000
Total monthly wafer fabrication capacity	180,200	169,000

Note:

* Wafers per month at the end of the period in 8” wafers

(1)	Shanghai Mega Fab is now comprised of Fab 1, Fab 2, and Fab 3

(2)	Beijing Mega Fab is now comprised of Fab 4, Fab 5, and Fab 6

•	Total capacity increased to 180,200 8-inch wafer equivalent per month at the end of 3Q07.

Shipment and Utilization

8” equivalent wafers	3Q07	2Q07	3Q06
Wafer shipments including copper interconnects	458,466	443,445	413,985
Utilization rate(1)	94.1%	88.9%	84.3%

Note:

(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased 3.4% QoQ to 458,466 units of 8-inch equivalent wafers in 3Q07 from 443,445 units of 8-inch equivalent wafers in 2Q07, and up 10.7% YoY from 413,985 8-inch equivalent wafers in 3Q06.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	3Q07	2Q07	QoQ	3Q06	YoY
Cost of sales	349,148	336,339	3.8%	342,046	2.1%
Depreciation	151,720	159,154	-4.7%	196,993	-23.0%
Other manufacturing costs	189,069	168,408	12.3%	136,327	38.7%
Deferred cost amortization	5,886	5,886	—	5,886	—
Share-based compensation	2,473	2,891	-14.5%	2,840	-12.9%
Gross Profit	42,250	38,490	9.8%	26,880	57.2%
Gross Margin	10.8%	10.3%	—	7.3%	—

•	Cost of sales increased to $349.1 million in 3Q07, up 3.8% QoQ from $336.3 million in 2Q07, primarily due to an increase in loss provision for DRAM inventories as of the end of 3Q07 resulting from the ongoing severe price declines in the DRAM market.

•	Gross profit increased to $42.3 million in 3Q07, up 9.8% QoQ from $38.5 million in 2Q07 and up 57.2% YoY from $26.9 million in 3Q06.

•	Gross margins increased to 10.8% in 3Q07 from 10.3% in 2Q07 primarily because of the positive impact from higher utilization and higher logic shipments which were partially offset by price decline for DRAM products.

Operating Expense Analysis

Amounts in US$ thousands	3Q07	2Q07	QoQ	3Q06	YoY
Total operating expenses	62,435	47,113	32.5%	40,317	54.9%
Research and development	25,906	23,194	11.7%	27,319	-5.2%
General and administrative	23,836	14,746	61.6%	4,216	465.4%
Selling and marketing	4,901	4,234	15.8%	3,614	35.6%
Amortization of intangible assets	7,751	6,213	24.8%	6,040	28.3%
Loss (Income) from disposal of properties	41	(1,274)	—	(872)	—

•	Total operating expenses increased to $62.4 million in 3Q07 from $47.1 million, an increase of 32.5% QoQ, primarily due to increased R&D and G&A expenses.

•	R&D expenses increased to $25.9 million in 3Q07, up 11.7% from $23.2 million due to costs relating to the new 12-inch project in Shanghai and 65nm R&D activities.

•	G&A expenses increased to $23.8 million in 3Q07 from $14.7 million in 2Q07. G&A expenses excluding foreign exchange loss remained flat at $18.1 million. The foreign exchange loss from operating activities in 3Q07 was $5.7 million as compared to a gain of $4.8 million in 2Q07. However, combining the foreign exchange gain from non-operating activities, which was recorded in other income, a total gain of $2.0 million was recorded in 3Q07 as compared to a gain of $3.3 million in 2Q07.

•	Selling & marketing expenses increased to $4.9 million in 3Q07, up 15.8% QoQ from $4.2 million in 2Q07.

•

Other Income (Expenses)

Amounts in US$ thousands	3Q07	2Q07	QoQ	3Q06	YoY
Other income (expenses)	(4,342)	6,085	—	(21,819)	-80.1%
Interest income	2,204	2,679	-17.7%	2,970	-25.8%
Interest expense	(14,791)	3,343	—	(12,247)	20.8%
Other, net	8,245	63	12987.3%	(12,542)	—

•	Other non-operating loss of $4.3 million in 3Q07 as compared to a gain of $6.1 million in 2Q07, primarily due to government interest subsidies received in 2Q07 in conjunction with the ramp up of the 12-inch fabs.

•	The increase in Other, net is due to foreign exchange gain of $7.7 million from non-operating activities recorded in 3Q07 as compared to a loss of $1.5 million in 2Q07. Combined with the foreign exchange loss from operating activities, total foreign exchange gain was $2.0 million in 3Q07 as compared to a total gain of $3.3 million in 2Q07

Liquidity

Amounts in US$ thousands	3Q07	2Q07
Cash and cash equivalents	382,987	372,449
Short term investments	69,947	73,080
Accounts receivable	308,020	300,379
Inventory	254,875	237,966
Others	80,614	125,413
Total current assets	1,096,443	1,109,287
Accounts payable	387,356	483,925
Short-term borrowings	70,000	108,000
Current portion of long-term debt	290,744	290,533
Others	144,326	124,086
Total current liabilities	892,426	1,006,544
Cash Ratio	0.4x	0.4x
Quick Ratio	0.9x	0.7x
Current Ratio	1.2x	1.1x

Capital Structure

Amounts in US$ thousands	3Q07	2Q07

Cash and cash equivalents	382,987	372,449
Short-term investment	69,947	73,080
Current portion of promissory note	29,493	29,242
Promissory note	64,996	64,443
Short-term borrowings	70,000	108,000
Current portion of long-term debt	290,744	290,533
Long-term debt	587,091	574,564
Total debt	947,835	973,097
Shareholders’ equity	3,007,379	3,027,635
Total debt to equity ratio	31.5%	32.1%

Cash Flow

Amounts in US$ thousands	3Q07	2Q07
Net cash from operating activities	142,910	152,999
Net cash from investing activities	(107,751)	(146,800)
Net cash from financing activities	(24,571)	24,593
Net change in cash	10,538	30,745

Capex Summary

•	Capital expenditures for 3Q07 were $139 million.

•	Total planned capital expenditures for 2007 will be approximately $700 million and will be adjusted based on market conditions.

Fourth Quarter 2007 Guidance

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Revenues expected to increase 2% to 5% from the third quarter.

•	Operating expense as a percentage of sales expected to be in the mid-teens.

•	Capital expenditures expected to be approximately $60 million to $90 million.

•	Depreciation and amortization expected to be approximately $185 million to $205 million.

Recent Highlights and Announcements

•	SMIC Holds 2007 Technology Symposium in Shanghai [2007-9-21]

•	Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2007 [2007-9-20]

•	U.S. Court Denies Preliminary Injunction Sought By TSMC Against SMIC [2007-9-9]

•	SMIC holds 2007 Technology Symposium in Shenzhen [2007-8-30]

•	Resignation and Appointment of Non-Executive Director [2007-8-30]

•	Synopsys and SMIC Jointly Address China Mobile TV Market with Low Power Design Solution [2007-8-29]

•	Qimonda Expands Foundry Agreement with SMIC [2007-8-21]

•	Cadence and SMIC Collaboration Validates RF Design Kit for Wireless IC Design [2007-8-2]

•	SMIC Reports 2007 Second Quarter Results [2007-7-26]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation
BALANCE SHEET
(In US dollars)

	As of
	September 30, 2007		June 30, 2007
ASSETS
Current assets:
	$		$
Cash and cash equivalents		382,987,357		372,449,095
Short term investments		69,946,991		73,079,577
Accounts receivable, net of allowances of $4,496,016 and $ 4,688,098, respectively		308,020,158		300,379,234
Inventories		254,874,702		237,966,018
Prepaid expense and other current assets		27,310,047		13,059,060
Receivable for sale of plant and equipment and other fixed assets		50,180,365		109,907,931
Assets held for sale		3,123,567		2,445,806
Total current assets		1,096,443,187		1,109,286,721

Land use rights, net		47,133,249		47,139,822
Plant and equipment, net		3,275,509,427		3,375,543,336
Acquired intangible assets, net		72,925,914		62,413,712
Deferred cost		76,523,714		82,410,154
Equity investment		10,782,486		11,407,056
Other long-term prepayments		3,179,173		3,551,063
Deferred tax assets		34,582,059		33,036,474
TOTAL ASSETS		$4,617,079,209		$4,724,788,338

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable		387,356,058		483,925,496
Accrued expenses and other current liabilities		114,781,960		94,683,683
Short-term borrowings		70,000,000		108,000,000
Current portion of promissory note		29,492,873		29,242,001
Current portion of long-term debt		290,744,282		290,533,471
Income tax payable		51,233		159,421
Total current liabilities		892,426,406		1,006,544,072

Long-term liabilities:
Promissory note		64,995,655		64,442,787
Long-term debt		587,090,705		574,563,677
Long-term payables relating to license agreements		26,453,014		14,458,131
Deferred tax liabilities		2,633,174		184,367
Total long-term liabilities		681,172,548		653,648,962

Total liabilities		$1,573,598,954		$1,660,193,034

Minority interest		36,101,510		36,960,657
Stockholders’ equity:
Ordinary shares£¬$0.0004 par value, 50,000,000,000
shares authorized, shares issued and outstanding
18,536,981,058 and 18,493,184,050, respectively		7,414,793		7,397,274
Warrants		32,387		32,387
Additional paid-in capital		3,307,574,393		3,302,244,424
Accumulated other comprehensive income		14,195		64,874
Accumulated deficit		(307,657,023)		(282,104,312)

Total stockholders’ equity		3,007,378,745		3,027,634,647

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$4,617,079,209		$4,724,788,338

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENT OF OPERATIONS
(In US dollars)

	For the three months ended
	September 30, 2007	June 30, 2007
Sales	391,397,891	374,829,258
Cost of sales	349,147,976	336,338,574
Gross profit	42,249,915	38,490,684

Operating expenses:
Research and development	25,906,095	23,193,707
General and administrative	23,835,922	14,746,510
Selling and marketing	4,900,813	4,234,048
Amortization of acquired intangible assets	7,750,931	6,213,171
Loss (Income) from sale of plant and equipment and other fixed assets	41,576	(1,274,018)
Total operating expenses	62,435,337	47,113,418

Loss from operations	(20,185,422)	(8,622,734)
Other income (expenses):
Interest income	2,203,909	2,678,460
Interest expense	(14,790,753)	3,343,327
Foreign currency exchange gain (loss)	7,722,330	(1,514,169)
Other income, net	522,314	1,577,151
Total other income (expenses), net	(4,342,200)	6,084,769

Net loss before income tax, minority interest, and loss from equity investment	(24,527,622)	(2,537,965)
Income tax benefit (expense)	(965,676)	1,621,322
Minority interest	859,147	(136,518)
Loss from equity investment	(918,560)	(1,001,034)
Net loss	$(25,552,711)	$(2,054,195)

Net loss per share, basic	(0.0014)	(0.0001)
Net loss per ADS, basic	(0.0690)	(0.0056)
Net loss per share, diluted	(0.0014)	(0.0001)
Net loss per ADS, diluted	(0.0690)	(0.0056)
Ordinary shares used in calculating basic loss per ordinary share	18,523,392,676	18,476,528,957

Ordinary shares used in calculating diluted loss per ordinary share	18,523,392,676	18,476,528,957

*Share-based compensation related to each account balance as follows:
Cost of sales	2,472,711	2,890,848
Research and development	880,402	1,274,430
General and administrative	427,639	1,291,079
Selling and marketing	875,343	549,542

Semiconductor Manufacturing International Corporation
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars)

	For the three months ended
	September 30, 2007	June 30, 2007
Operating activities
Net loss	(25,552,711)	(2,054,195)
Adjustments to reconcile net loss to net cash provided
by (used in) operating activities:
Minority interest	(859,147)	136,518
Loss (Gain) on disposal of plant and equipment	41,576	(1,274,018)
Depreciation and amortization	176,792,146	175,187,932
Amortization of acquired intangible assets	7,750,931	6,213,171
Share-based compensation	4,656,095	6,005,899
Non cash interest expense on promissory notes	1,051,275	1,195,552
Loss from equity investment	918,560	1,001,034
Changes in operating assets and liabilities:
Accounts receivable, net	(7,640,924)	(12,352,703)
Inventories	(16,908,684)	(346,549)
Prepaid expense and other current assets	(7,675,557)	(52,120)
Accounts payable	(7,269,481)	(4,132,746)
Accrued expenses and other current liabilities	16,811,333	(14,740,560)
Income tax payable	(108,188)	(46,650)
Deferred tax assets	(1,545,585)	(1,679,557)
Deferred tax liabilities	2,448,807	(62,328)
Net cash provided by operating activities	142,910,446	152,998,680

Investing activities:
Purchase of plant and equipment	(161,067,992)	(159,994,428)
Proceeds from disposal of plant and equipment	53,182,673	7,926,063
Proceeds received from sale of assets held for sale	935,393	2,501,868
Purchases of acquired intangible assets	(3,933,399)	(3,984,011)
Purchase of short-term investments	(28,807,101)	(15,006,035)
Sale of short-term investments	31,939,688	21,756,260
Net cash used in investing activities	(107,750,738)	(146,800,283)

Financing activities:
Proceeds from short-term borrowing	17,000,000	105,000,000
Proceeds from long-term debt	12,737,840	—
Repayment of promissory notes	—	(15,000,000)
Repayment of long-term debt	—	(25,438,892)
Repayment of short-term debt	(55,000,000)	(40,000,000)
Proceeds from exercise of employee stock options	691,393	1,031,855
Repurchase of redeemable preference shares	—	(1,000,000)
Net cash provided by (used in) financing activities	(24,570,767)	24,592,963

Effect of exchange rate changes	(50,679)	(46,154)

NET INCREASE IN CASH AND CASH EQUIVALENTS	10,538,262	30,745,206
CASH AND CASH EQUIVALENTS, beginning of period	372,449,095	341,703,889
CASH AND CASH EQUIVALENTS, end of period	382,987,357	372,449,095

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
October 30, 2007

• For identification only